February 28, 2020

Craig Courtemanche
President and Chief Executive Officer
Procore Technologies, Inc.
6309 Carpinteria Avenue
Carpinteria, California 93013

       Re: Procore Technologies, Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted February 25, 2020
           CIK No. 0001611052

Dear Mr. Courtemanche:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 11, 2020 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1

Risk Factors
Our amended and restated certificate of incorporation that will be in effect . .. ., page 43

1. You disclose here and on page 139 that your amended and restated certificate of incorporation will also provide that the federal district courts will be the exclusive forum for any action arising under the Securities Act, subject to and contingent upon the final adjudication in the State of Delaware of the enforceability of such exclusive forum provision under Delaware law. Please also disclose that there is uncertainty as to whether a court would enforce such provision under the Securities Act and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent
 Craig Courtemanche
Procore Technologies, Inc.
February 28, 2020
Page 2
      jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Revise the subcaption of the risk factor to refer to this provision.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock-Based Compensation, page 80

2. Please disclose the fair value of the underlying common stock (or a range of values) for each period presented as this appears to be a significant assumption used in determining the grant date fair value of your share-based compensation awards.
General

3. We note your response to prior comment 2. While cash used in operating activities may be a useful metric for the investment community, presentation of net loss would provide better balance to your disclosure of revenue growth. Therefore, we continue to believe presentation of net loss in your graphic is appropriate.
        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Bernard Nolan, Attorney-Adviser, at
(202) 551-6515 or, in his absence, Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameCraig Courtemanche
                                                            Division of
Corporation Finance
Comapany NameProcore Technologies, Inc.
                                                            Office of
Technology
February 28, 2020 Page 2
cc:       Peter N. Mandel
FirstName LastName